Ms. Kimberly A. Browning

August 25, 2017

Ms. Kimberly Browning
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:

MSS Series Trust; File Nos. 333-135714, 811-21927

Dear Ms. Browning:

On June 21, 2017, MSS Series Trust (the “Registrant” or the “Fund”) filed a registration statement (the “Registration Statement”) on Form N-1A.  The Registration Statement was filed pursuant to Rule 486(a) under the Securities Act for the primary purpose of registering shares of the  CCA Aggressive Return Fund.

The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information in response to comments given by you via telephone on July 28, 2017 to Brandon Pokersnik and Cassandra Borchers, except as indicated below.  Your comments are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.

Prospectus

General Comments

1.

Comment:  The Financial Highlights in the Prospectus will be stale on August 2, 2017, prior to the effective date.  Please provide updated Financial Highlights in the 485(b) filing.

Response:  Registrant will provide updated Financial Highlights in the 485(b) filing.

2.

Comment:  Please confirm that Fund shares will not be sold until the reorganization goes into effect.

Response:  Registrant so confirms.

Fee Table

3.

Comment:  Please confirm that an estimate of the expenses and costs associated with short sales and leverage are included in the fee table.

Response:  Registrant so confirms.

4.

Comment:  Please confirm that the fee waiver period is for at least one year after going effective.

Response:  Registrant so confirms.

5.

Comment:  Footnote 2 to the Fee Table indicates that “fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fiscal year end during which the fees have been waived or reimbursed.”  Under this agreement, it appears the recoupment period could extend beyond three years from the date fees were waived (and/or expenses reimbursed) by the Adviser.  Given this extension, the Fund may not include the “Fee Waiver and Expense Reimbursement” caption in its fee table, unless the Fund has conducted a Statement of Financial Accounting Standards No. 5 (“FAS 5”) analysis and concluded that recoupment is not probable, which should be confirmed in correspondence to the staff.  In addition, please confirm that the Fund has provided its auditor with the FAS 5 analysis.

Response:  The agreement has been revised to limit the recapture to three years from the waiver date, and therefore the FAS 5 analysis is not relevant.

6.

Comment:  Please add a footnote to the Fee Table that includes the conditional language that the Fund will only make repayments if they do not cause the Fund expense ratio to exceed either the current cap or the cap in effect when the expense was incurred.

Response:  The requested disclosure has been added.

Expense Example

7.

Comment:  Please confirm that the expense cap is only used in the calculation for the term of the Expense Limitation Agreement

Response:  Registrant so confirms.

Ms. Kimberly A. Browning

Portfolio Turnover

8.

Comment:  Please clarify that the portfolio turnover rate disclosure provided is for the predecessor Fund.

Response:  Registrant has revised the disclosure as requested.

Principal Investment Strategies

9.

Comment:  Please consider dividing the first paragraph to make it easier to comprehend.  Please make sure that phrases such as “riskier portion,” “vary significantly from time to time” and “corresponds generally” are clearly defined.  Finally, please confirm that all principal strategies are disclosed and summarized here and that the current disclosures are reflective of the Fund’s investment strategies.

Response:  Registrant will divide the paragraph into two starting with the sentence “CCA manages the Fund to closely approximate the key characteristics of the top decile…..” for easier comprehension.

“Riskier portion” is related to each security’s expected return sensitivity, which is clearly defined as CCA’s estimation of the volatility of the security’s public market price relative to the volatility of the global equity and fixed income markets.  The higher the expected return sensitivity, as determined by CCA, the higher the risk level for that particular security.  Expected return sensitivity is not a static figure and varies over time depending on market conditions.

“Corresponds generally” indicates that the set of securities identified will produce performance returns that are approximately the same as the underlying index for which they are attempting to track.

“Vary significantly over time” is intended to represent to the shareholder that the Fund is not a static asset class fund and is expected to experience asset class allocation changes regularly, which may lead to 100% asset class concentration in either equities or fixed income securities, depending on market conditions.

Registrant confirms that the principal investment strategies are disclosed and that disclosures are reflective of the Fund’s strategies.  Registrant has revised the disclosure as set for the below:

The Fund attempts to capture the performance of the “riskier” portion of the domestic and international equity and fixed income markets by employing an investment approach designed to focus on those securities that have the highest expected return sensitivity, as determined by the Fund’s adviser, Checchi Capital Advisers, LLC (“CCA”).  For ~~this~~ purposes of determining risk, expected return sensitivity of a security is CCA’s estimation of the volatility of the security relative to the volatility of the global equity and fixed income markets.  CCA uses a proprietary scoring algorithm to rank the world’s investable equity and fixed income securities by expected return sensitivity.  CCA considers an equity security to be investable if the security is publicly traded and has a market capitalization of $50 million or more.  CCA considers a fixed income security to be investable if the security is rated CCC or higher by S&P or Caa2 or higher by Moody’s.  ~~The~~ CCA’s proprietary algorithm uses fundamental and technical variables to score each security.  CCA periodically scores and ranks the securities in its universe of the world’s investable equity and fixed income securities, and divides the universe into market value deciles by score.

CCA manages the Fund to closely approximate the key characteristics of the top decile (i.e., the 10% of the world’s securities by market value that provide the highest expected return sensitivity based on the score).  For this purpose, CCA invests in a sampling of securities that, in the aggregate, are selected to provide performance that corresponds generally to the performance of the top decile.  The securities in the top decile will change from time to time.  Every month, CCA conducts its periodic scoring and ranking of the universe and modifies the Fund’s holdings accordingly.  CCA determines which securities to purchase or sell for the Fund each month based upon these rankings.  The mix between equity and fixed income securities is expected to vary significantly from time to time, and it is possible for the Fund to be 100% invested in either asset class at any time.

It is likely that a substantial portion (25% or more) of the Fund’s equity investments will consist of securities of companies with smaller market capitalizations (including mid cap, small cap and micro-cap securities) in developed and emerging countries and that a substantial portion of the Fund’s fixed income securities will consist of securities rated below investment grade (BB+ or lower by S&P and Ba1 or lower by Moody’s), or so called “junk bonds,” of companies in developed and emerging market countries.  From time to time a substantial portion of the Fund’s equity investments may also be in a particular industry sector or sectors, such as real estate or technology.  ~~The Fund may invest in fixed income securities of any maturity or credit rating.~~  The Fund may also invest in exchange traded funds (“ETFs”) to gain exposure to a geographic or other sector of the markets if CCA deems it is more efficient to do so than to invest in individual securities.

10.

Comment:  The first sentence of the second paragraph under the heading states, “It is likely that a substantial portion of the Fund’s equity investments . . .”   Explain the meaning of “substantial portion” as used in that sentence.  In the second sentence of that paragraph, the Registrant states that “[t]he Fund may invest in fixed income securities of any maturity or credit rating.”  If that includes securities that are distressed and that have entered default, please include the attendant risks.

Response:  “Substantial portion” indicates 25% or more, however this will vary over time depending on market conditions.  Registrant has revised the disclosure as presented in response to Comment 9.

Registrant acknowledges the confusion with the identified sentence and has removed it, as well as the Defaulted Securities Risk.  Registrant clearly defines in Paragraph 1 that it will only invest in fixed income securities that are rated CCC or higher by S&P or Caa2 or higher by Moody’s.

11.

Comment:  Please consider whether borrowing from banks is a principal investment strategy of the Fund. If not, please relocate the last paragraph under this heading to a more appropriate place in the Prospectus. Further, please clarify in plain English the purposes for which the Fund will use leverage and indicate the instruments the Fund will use to engage in such leverage.  Clarify the meaning of “additional portfolio investments.”  Please confirm that the Fund has considered how it intends to meet its obligations under Section 18 of the 1940 Act.

Response: Registrant states that it may “borrow from banks to help manage Fund inflows and outflows” to disclose to the shareholder that in the event the Fund receives redemptions that exceed its existing cash balance, the Fund will borrow to pay out such redemptions without delay without requiring a forced sale of assets within the Fund which could be detrimental to the shareholder.  This borrowing has been used regularly since the Fund began operations and should be considered a principal strategy.

Registrant states that the “Fund may also borrow money from banks to make additional portfolio investments” to allow the Fund, in the event of a significant downturn in the market, to purchase additional securities at lower prices, while continuing to follow the principal investment strategies with both existing and any new assets as a result of the purchase.  The Fund has not participated in any such transactions since Fund inception.

In the event of borrowing for purposes of additional asset purchases, Registrant has internal controls in place to confirm compliance with Section 18 of the 1940 Act, including all required asset coverage limitations.

12.

Comment:  Please disclose how the Adviser determines what securities to sell.  See Item 9(b)(2).

Response: As described in the “Principal Investment Strategies” section, the Adviser will sell (and purchase) securities as a result of its monthly periodic scoring process to determine if a security’s expected return sensitivity is reflective of the top decile of global securities (i.e., the 10% of the world’s securities by market value that provide the highest expected return sensitivity).  Registrant has clarified the disclosure accordingly.

Principal Investment Risks

13.

Comment:  Please verify that for every investment risk identified, there is a corresponding investment strategy.

Response: Registrant has reviewed the Fund’s disclosures and clarified as necessary to reflect a corresponding risk for each investment strategy and vice-versa.

14.

Comment:  Please include a more robust summary of “Leverage Risk.”

Response: Registrant revises language to state “Borrowing magnifies the potential for losses and exposes the Fund to interest expenses on money borrowed.  Leverage significantly increases the risk to the shareholder that the Fund may default, which may result in substantial losses to the shareholder and/or a forced sale of Fund assets at any undesirable price.”

Performance

15.

Comment:  There are three additional indexes beyond the main index listed in the Performance Table.  Please include the disclosure required by Instruction 2(b) to Item (4)(b)(2) for all indexes, or clarify that those are the components of the Blended Index.  Please consider whether it is more appropriate to refer to the “Blended Index” as a “Customized Blended Index.”  If the Bloomberg Barclays Global Aggregate Bond Index is the main index, please explain why that index is appropriate for the Fund.  If the Blended Index is the main index, please confirm that it is permissible for a blended index to be the main index.

Response:  Registrant has revised the disclosure to refer to a "Customized Blended Index."  Because the assets of the Fund may be either 100% fixed income or 100% equities at any given time, Registrant believes it is appropriate to include the largest constituent index from the Customized Blended Index as the primary index.  We note that each of the other constituents are listed as supplemental indices, along with the Customized Blended Index.

Portfolio Managers

16.

Comment:  Please state whether that the portfolio managers are “jointly and primarily responsible” for the day-to-day management of each Fund’s investments or state which portfolio manager is “primarily responsible.”  See Instruction 2 to Item 5(b).

Response: Registrant confirms that the portfolio managers are “jointly and primarily responsible” for the day-to-day management of each Fund’s investments and has revised language accordingly.

Additional Information About The Fund’s Principal Investment Strategies and Related Risks

17.

Comment: Much of the information presented here is repeated verbatim or nearly verbatim from the Registrant’s Item 4 Disclosures.  Please consider streamlining this section to be consistent with General Instruction C.3(a).

Response:  Registrant believes the disclosures as revised are appropriate and has included more robust disclosure is include in Item 9 than the summary.

18.

Comment:  On page 10, please expand the disclosure on “Leverage Risk” to include more detail and explain how the Fund will use leverage and its impact on NAV, yield and market value.

Response: The Leverage Risk has been revised:  “Leverage Risk.  Borrowing magnifies the potential for gain or loss of the Fund, and therefore increases the possibility of a fluctuation in the Fund’s net asset value (“NAV”).  This is the speculative factor known as leverage.  Because the Fund’s investments will fluctuate in value, whereas the interest obligations on borrowed funds may be fixed, during times of borrowing, the Fund’s NAV may tend to increase more when its investments increase in value, and decrease more when its investments decrease in value.  Unless profits on assets acquired with borrowed funds exceed the costs of borrowing, the use of borrowing will diminish the investment performance of the Fund compared with what it would have been without borrowing.”

Temporary Investments

19.

Comment:  Consider using the heading “Temporary Defensive Investments.”  In the third sentence of the paragraph, please explain the reasons why the Fund’s ability to achieve its investment objective will be limited.

Response:  Registrant believes the Fund should actually perform well in adverse market conditions given its flexible approach.  Any investment in fixed income securities would follow the principal investment strategies disclosed.  The Fund would not invest in anything but high quality short-term debt as a result of market conditions.  The paragraph has been revised accordingly:

“TEMPORARY INVESTMENTS

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities.  These short-term debt securities include: commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements.  Because CCA’s algorithm would typically dictate the Fund invest 100% in fixed income securities during adverse market conditions, this should not affect the Fund’s ability to achieve its investment objective.”

20.

Comment:  In the last sentence of the paragraph, please confirm that the Registrant is discussing temporary defensive positions.  Please clarify whether this is a principal investment strategy or a non-principal investment strategy and explain how the Fund is engaging in this activity to achieve its investment objective.

Response: Please see response to Comment 19.

Portfolio Holdings Disclosure

21.

Comment:  Please state whether the disclosures will be available on the Fund’s website.  See Item 9(d).

Response: Registrant confirms that the disclosures related to Portfolio Holdings can be found in the Fund’s Statement of Additional Information, which is included in the Fund’s website.  The disclosure has been revised accordingly.

Ms. Kimberly A. Browning

Management

22.

Comment:  Will recoupment rights flow to the new adviser?  Please confirm that the predecessor adviser, not the new adviser, waived fees and explain supplementally why it is appropriate that recoupment rights will survive the merger, and flow to the new adviser.

Response:  Registrant notes that CCFA and CCA share common ownership and when advisory fees were waived by the Existing Fund, this included a waiver of CCA’s sub-advisory fees.  CCA is paying all expenses of the Reorganization and Registrant believes assignment and assumption of the operating expense limitation agreement and tacking any prior periods and recoupment amounts is appropriate under these circumstances.  Registrant has included more robust disclosure in the N-14.  Also, the Fund's investor base are CCA clients who have benefitted from these fee waivers and reimbursements and received investment advice under the fee waivers with respect to the portion of their assets invested in the Fund.  Furthermore, before CCA can begin to recoup any amounts, the New Fund Board (which is independent of CCA) would need to approve.

How to Redeem Shares

23.

Comment:  In the last paragraph under the heading, please revise the disclosure to address the requirements of Section 22(e) of the 1940 Act that Registrant will honor redemption requests within 7 days after tender of shares for redemption, but for the exceptions stated in Section 22(e).

Response: Registrant has made the requested revisions by adding the following and disclosures in Comment 25:

“Payment will be made within seven days, except as described in Additional Redemption Information below.”

Redemptions in Kind

24.

Comment:  Please disclose whether the Fund will use illiquid securities for redemptions in kind and explain the risks associated therewith.

Response:  The following disclosure has been added to the prospectus:

The Fund may use illiquid securities for redemptions in kind.  A shareholder will be exposed to market risks until these securities are converted to cash and may incur transaction expenses or taxable capital gains in converting these securities to cash.

Additional Redemption Information

25.

Comment: Consider revising the language to more closely track Section 22(e) of the 1940 Act and the related rules.  Please consider whether the phrase “typically expects” in the sixth and seventh sentences comports with the requirements of Section 22(e) of the 1940 Act.

Response:  Registrant has removed the word “typically” from the paragraph.  Also revisions to more closely track Section 22(e) have been made:

ADDITIONAL REDEMPTION INFORMATION:

If you are not certain of the redemption requirements, please call the transfer agent at 1-800-595-4866.  Redemptions specifying a certain date or share price cannot be accepted and will be returned.  You will be mailed the proceeds on or before the fifth business day following the redemption.  You may be assessed a fee if the Fund incurs bank charges because you request that the Fund re-issue a redemption check.  The Fund may not suspend the right of redemption or postpone payment or satisfaction of a proper redemption request for more than seven days, except (1) for any period during which the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing; or (2) for any period during which any emergency circumstances as a result of which (A) disposal by the Fund of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (3) for such other periods as determined by the Securities and Exchange Commission ("SEC").  The Fund expects that it will take up to seven calendar days following the receipt of your redemption request to pay out redemption proceeds by check or electronic transfer, except as noted above.  The Fund expects to pay redemptions from cash, cash equivalents, proceeds from the sale of additional fund shares, and then from the sale of portfolio securities and may also draw upon a line of credit if the portfolio managers deem that source of liquidity most economical.  These redemption payment methods will be used in regular and stressed market conditions.

Ms. Kimberly A. Browning

Statement of Additional Information

26.

Comment:  Confirm that all principal strategies disclosed in the SAI are disclosed in the Prospectus.

Response:  Registrant so confirms, and has revised the SAI to state that it includes both principal and non-principal investment strategies.

Part C

27.

Comment:  Please explain why a 12b-1 Plan is identified as an exhibit when it is the staff’s understanding that this Fund will not have a 12b-1 Plan.

Response: The reference to a 12b-1 Plan as an Exhibit has been removed.

Very truly yours,

/s/ Brandon M. Pokersnik

Secretary